UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43068

Quantum eMotion Corp.

2300 Alfred Nobel

Montreal Québec

Canada H4S 2A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit No.	Description
99.1	News Release dated June 19, 2026, titled “Quantum eMotion Reports Annual General Meeting Results and Highlights Strategic Progress”
99.2	Quantum eMotion Corp. Report of Voting Results for the 2026 Annual General Meeting of Shareholders held on June 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum eMotion Corp.

Date: June 22, 2026	By:	/s/ Marc Rousseau
	Name:	Marc Rousseau
	Title:	Chief Financial Officer